NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andy Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

October 26, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracey Houser
Daniel Crawford

RE:	Aesther Healthcare Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed September 16, 2022
File No. 001-40793

Ladies and Gentlemen:

On behalf of Aesther Healthcare Acquisition Corp. (the “Company”), we are hereby responding to the letter dated October 14,2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 16, 2022 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is submitting its Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Shareholder Letter, page [-]

1.	Please balance your statement that “Ocean Biomedical is developing five discoveries that have the potential to achieve life-changing outcomes” with information about the early stage of development for the candidates, the expense of clinical trials and uncertain outcome. Similarly, revise page 2. Additionally, complete the table appearing on page 165 to depict the stage of development as of the most recent date practicable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Shareholder Letter, its disclosure on page 1 under “Summary Term Sheet,” and the table on page 173 of the Amended Proxy Statement in response to the Staff’s comment.

October 26, 2022

Business Combination, page 10

2.	Please identify the conditions that are subject to waiver here and on pages 19 and 125. To the extent that a waiver may have material consequences, please include a risk factor indicating describing the potential impact of the waiver. For example, if the condition that AHAC will have at least $5,000,001 of net tangible assets is waivable, please discuss the impact a waiver may have on a Nasdaq listing. If approval for a Nasdaq listing is waivable, include a discussion of the potential impact on liquidity.

Response: The conditions that are subject to waiver have been identified on pages 19 and 130 of the Amended Proxy Statement. The net tangible asset and Nasdaq listing are not waivable, and accordingly, no language has been added to that effect, and there is no update to risk factors required.

Purchase Shares in Connection with the Business Combination, page 12

3.	We note your disclosure on page 12 indicating that the Sponsor, directors, officers or advisors and their affiliates may purchase shares in privately negotiated transactions at purchase prices that may be in excess of the per-share pro rata portion of the Trust account. Please explain how you intend to comply with Rule 14e-5 and Tender Offers and Schedules CDI 166.01.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Amended Proxy Statement to state that directors, officers or advisors and their affiliates may purchase shares in privately negotiated transactions at purchase prices that may be equal to or below (not in excess of) the per-share pro rata portion of the Trust Account.

Interests of AHAC’s current officers and directors have in the Business Combination, page 13

4.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that is dependent on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of the Amended Proxy Statement as requested.

5.	Please highlight the risk related to the sponsor’s incentive to complete any acquisition rather than liquidate and the potential result of completing an acquisition that might not be favorable to the public shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 and has also separated this risk into a separate risk factor on page 112 of the Amended Proxy Statement under the heading “In the event AHAC does not complete an initial business combination, the Sponsor would lose all of its capital invested, and thus may be willing to undertake a business combination that might not be favorable to the Public Stockholders.”

6.	Please clarify here whether the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and refers to the new Risk Factor mentioned in the response to comment 5.

Summary of the Proxy Statement, page 18

7.	Please revise your Summary to include descriptions of the Backstop Agreement and Common Stock Purchase Agreement, including the purposes of these agreements, material terms, and the short term and long term impacts, including potential dilutive effects and potential impacts on the stock price. Please also include risk factor disclosure identifying provisions that are likely to have dilutive effects and put downward pressure on the stock price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 21. The Company has also added new Risk Factors on page 54 under the heading “Risk Factors—Vellar and Meteora may purchase shares to backstop the funds in the Trust Account. .. .”, “Risk Factors—The Backstop Agreements help ensure that AHAC meets the minimum cash condition under the Business Combination Agreement but could impose cash constraints on New Ocean Biomedical in the long-term” and “Risk Factors—The issuance of AHAC Class A common stock in connection with the Common Stock Purchase Agreement could cause substantial dilution, which could materially affect the trading price of AHAC Class A common stock”.

October 26, 2022

Unaudited Pro Forma Condensed Combined Financial Information Introduction, page 29

8.	We note that there are at least two conditions required to be met for the merger to close: (1) the minimum cash condition of $50 million, and (2) $5,000,001 of net tangible assets. Please expand your presentation and disclosures to explain how you intend to address these required conditions for those scenarios that one or both of the conditions are not met. With regards to the minimum cash condition, we note that Ocean Biomedical has the option to waive this condition. Ensure your pro forma presentation gives effect to the full range of possible results (i.e., Ocean Biomedical exercising its option and also not exercising its option). Refer to the guidance in Article 11-02(a)(10) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the concerns on page 31. The Company notes, as previously mentioned, that the net tangible asset closing condition is not waivable.

Basis of Pro Forma Presentation, page 30

9.	Please revise your disclosures to clarify that the low redemptions assumes 25% of the AHAC public stockholders will exercise their redemption rights, and that the high redemptions assumes 75%.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 32 of the Amended Proxy Statement.

10.	For each redemption scenario presented, please disclose the number of shares and percentage of the total to be held by AHAC public stockholders, AHAC sponsors, Vellar Opportunity Fund SPV LLC – Series 3, and former Ocean Biomedical equity holders at the closing of the business combination and as reflected in the pro forma financial statements in a tabular format. Include any necessary footnote explanations for the number of shares presented. Also include as a subsection to the tabular presentation the number of shares any other outstanding dilutive instrument is convertible into along with appropriate footnote explanations for the amounts presented.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 32 of the Amended Proxy Statement.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 31

11.	Please revise your presentation here and on page 28 for cash and cash equivalents under Scenario 4, as negative cash and cash equivalents and total assets is not a result that can occur. Refer to Article 11-02(a)(6)(i)(A) of Regulation S-X for guidance.

Response: The Company appreciates the Staff catching the error in the presentation, and has made the changes required on page 33 of the Amended Proxy Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 34

12.	Please include a footnote that provides a detailed description of the business combination, including all material terms and the anticipated accounting implications for each material term. Specifically, a discussion of the Earnout Shares, Extension Share Award, Warrant Conversion provisions, and the Class B profit interests in Poseidon should be provided, including how each provision will be accounted for and has been reflected in the pro forma financial statements.

Response: The Company acknowledges the Staff’s comment and has added the additional disclosure on page 37 of the Amended Proxy Statement.

October 26, 2022

Adjustments to Unaudited Pro Forma Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 35

13.	For footnote (2) regarding the Backstop Agreement, please address the following:

(a)	Provide a more comprehensive explanation of the material terms of the Backstop Agreement.

Response: The Company acknowledges the Staff’s comment and has made the changes required.

(b)	Expand your columnar presentations for each redemption scenario in which the Backstop Agreement is utilized to give effect to the full range of possible results. For example, a range of results would include whether or not Vellar is able to acquire the shares from the public stockholder, since it appears that Vellar’s offering price of $10 per share is less than the $10.20 per share available under the redemption option. Another possible range of results would be whether or not Vellar sells the acquired shares prior to close and/or prior to maturity. In this regard, Vellar may not be willing to sell the shares at a price below $12.50 per share, which is your required buyback price at maturity of the Backstop Agreement. Refer to Article 11-02(a)(10) of Regulation S-K for guidance.

Response: The Company acknowledges the Staff’s comment and has made the changes required.

(c)	For the scenarios presented in which Vellar does not sell the shares prior to closing and/or prior to maturity, explain why you have not also recognized a liability for the repurchase of the shares at $10 per share in addition to the $2.50 per share required for those shares not sold prior to maturity.

Response: The Company acknowledges the Staff’s comment and has made the changes required.

(d)	Revise your disclosures to better explain why you are recognizing a cash inflow adjustment under the low and high redemption scenarios, since you are not issuing any new shares for purposes of the Backstop Agreement. In this regard, it is unclear at what point AHAC repays Vellar under the Backstop Agreement for the shares Vellar acquires. We note your disclosures on page 126 that “...AHAC has agreed to purchase those shares from Vellar on a forward basis at maturity...” We further note on page 126 that Vellar will repay AHAC with a portion of the sale proceeds to the extent that Vellar sells some or all of the shares subject to this agreement.

Response: The Company acknowledges the Staff’s comment and has made the changes required.

(e)	For the low redemption scenario, explain why you are presenting Vellar as acquiring 2,680,000 shares while only 2,625,000 shares are shown as being redeemed and where the additional 55,000 shares came from.

Response: The Company acknowledges the Staff’s comment and has made the changes required.

14.	Please expand footnote (5) to provide a discussion and analysis of the factors that could result in an adjustment to the merger consideration to be received by Ocean’s shareholders as discussed on page 123. To the extent that any of those conditions are present as of the most recent balance sheet date, provide the calculation showing the adjusted consideration amount and reflect the adjusted amount in the pro forma presentation. Refer to Article 11-02(a)(11)(ii)(A) of Regulation S-X for guidance.

Response: The Company acknowledges the Staff’s comment and has made the change on page 128 of the Amended Proxy Statement.

October 26, 2022

15.	Regarding the adjustment related to footnote (7), please tell us why you have included this amount as an accounts payable rather than as a deduction to cash and cash equivalents. In this regard, we note the disclosures on page 234 that state $21.4 million of cash and cash equivalents from the business combination will be used to repay certain accrued expenses and contingent payments. For those scenarios presented in which the $50 million minimum cash requirement is not met, address whether the contingent costs included would still be incurred.

Response: The Company acknowledges the Staff’s comment and will record and deduct the amount from cash and cash equivalents rather than record as an accounts payable. The Company has added language on page 41 of the Amended Proxy Statement to this effect.

Net income per Share, page 36

16.	Please expand your presentation to show the composition of the weighted average shares outstanding for each period presented. Also, disclose the number of shares that are anti-dilutive and not included in the diluted shares outstanding by type. Refer to Article 1102(a)(9) of Regulation S-X for guidance.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 42 of the Amended Proxy Statement.

Risk Factors, page 43

17.	Please include risk factor discussions identifying the potential consequences to investors related to the Backstop Agreement and the Common Stock Purchase Agreement.

Response: The Company acknowledges the Staff’s comments and has added Risk Factors on page 54 under the heading “Risk Factors—Vellar and Meteora may purchase shares to backstop the funds in the Trust Account. . .”, “Risk Factors—The Backstop Agreements may help ensure that AHAC meets the minimum cash condition under the Business Combination Agreement but could impose cash constraints on New Ocean Biomedical in the long-term” and “Risk Factors—The issuance of AHAC Class A common stock in connection with the Common Stock Purchase Agreement could cause substantial dilution, which could materially affect the trading price of AHAC Class A common stock”.

We are a party to license and sublicense agreements pursuant to which we are obligated to make substantial payments..., page 65

18.	Please revise your risk factor heading and discussion to clarify that the agreements may be terminated for failure to meet the milestone events by certain dates and include the milestone events and dates.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 70 under “Risk Factors—We are a party to license and sublicense agreements…” of the Amended Proxy Statement in response to the Staff’s comment.

Some intellectual property that we have in-licensed may have been discovered through federal government funded programs..., page 70

19.	Please identify your license agreements that provide for “march-in” rights.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 74 under “Risk Factors—Some intellectual property that we have in-licensed…” of the Amended Proxy Statement in response to the Staff’s comment.

October 26, 2022

We will be a “controlled company” within the meaning of Nasdaq rules and the rules of the SEC..., page 97

20.	Please identify the controlling shareholder and indicate whether you intend to rely on corporate governance exemptions available to controlled companies. Please also update your summary to indicate that you will be a controlled company, identify the controlling shareholder and include a discussion of the consequences.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 5 as the last bullet under “Summary of the Proxy Statement”, on page 102 under “Risk Factors-We will be a ‘controlled company’ within the meaning of Nasdaq rules and . . . “ and on page 254 under “Management After the Business Combination-Composition of Our Board of Directors-Director Independence” of the Amended Proxy Statement in response to the Staff’s comment.

Backstop Agreement, page 126

21.	Please revise the description of your Backstop Agreement with Vellar to clearly explain the obligations of each party and all material terms. For example,

(a)	Given that AHAC will purchase shares that Vellar purchases in the open market, explain how the agreement is intended to provide AHAC with additional outstanding shares and cash following the Business Combination. To the extent that the expectation is that AHAC will have the additional shares and cash at the time of the closing and the period immediately following the closing of the Business Combination, please clarify that the additional shares and cash is limited to the short term and for the purpose of ensuring the conditions of the Business Combination are met. Include a risk factor discussing the longer term impact on cash.

Response: The Company acknowledges the Staff’s comment and has added the requisite disclosure on page 131.

(b)	Explain the prepayment provisions referenced on page 35, including the timing and amount of such payments.

Response: The Company acknowledges the Staff’s comment and has added the requisite disclosure on page 131.

(c)	Clarify whether the phrase “AHAC stockholders that elected to redeem and subsequently revoked their prior elections...” is intended to refer to AHAC stockholders who in the future elect to redeem and subsequently revoke their election.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 131 as requested.

(d)	Clarify when Vellar will make the purchases or over what period of time.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 as requested.

(e)	When will AHAC purchase the shares from Vellar.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 as requested.

(f)	Your discussion indicates “maturity” is described but it is not clear from the discussion when maturity occurs or how it is determined.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 as requested.

(g)	Clarify the statement that “AHAC will not purchase any shares of its Class A common stock from Vellar at a price higher than the redemption price during the redemption period” to indicate whether AHAC will purchase Class A common stock at a price higher than the redemption price following the redemption period and if AHAC commits to the purchase during the redemption period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 as requested.

October 26, 2022

(h)	Clarify when and how AHAC will determine the purchase price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 as requested.

(i)	Explain Vellar’s obligation to repay AHAC a portion of the sale proceeds, including identifying the referenced sale and quantifying the portion of the proceeds.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 as requested.

(j)	If the shares to be sold back to AHAC are no longer subject to the forward transaction following the expiration of the redemption offer, please explain the significance of the maturity.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 as requested.

Shareholder Proposal No. 1: The Business Combination Proposal Background of the Business Combination, page 128

22.	We note you disclose here that EF Hutton performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please describe the extent of EF Hutton’s role and quantify the aggregate fees payable to EF Hutton that are contingent on completion of the business combination.

Response: The Company acknowledges the Staff’s comment and wishes to inform the Staff that EF Hutton has served as capital markets advisor to the Company in this process. In that role, as mentioned on page 136 of the Amended Proxy Statement, EF Hutton made the initial introduction of AHAC and Ocean Biomedical. EF Hutton was also engaged to raise financing for a transaction that was terminated due to a potential target’s inability to deliver financials in a timely fashion. In that capacity, they began the process of identifying investors and preparing materials describing that transaction and target. They were entitled to a contingent fee if the financing was raised and closed. However, since no financing was closed, no fees were earned. We have clarified this on page 137 of the Amended Proxy Statement. In sum, EF Hutton is not entitled to any fees beyond the $3,150,000 of deferred underwriting commission.

23.	Please revise to disclose how many of the targets the AHAC Board discussed on August 5, 2022 were determined to be “the best targets” and disclose the extent of negotiations with those companies and why you decided not to pursue a business combination with those companies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Amended Proxy Statement as requested.

24.	Disclose the reasons the company did not enter business combinations with the other companies it considered appropriate targets aside from Candidates A, B and C.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Amended Proxy Statement as requested

October 26, 2022

25.	We note your reference to the Cohen & Co. backstop agreement here on page 131. Please revise your disclosure to provide the material terms of the agreement or otherwise advise.

Response: The Company acknowledges the Staff’s comment. The reference to a Cohen & Co. Backstop Agreement was erroneous and should have instead been a reference to the Vellar Backstop Agreement. We have revised page 138 of the Amended Proxy Statement accordingly.

26.	Please revise your disclosure to state who proposed the common stock purchase agreement and the backstop agreement and describe the concerns the agreements were intended to address. Discuss the negotiations leading to execution of the agreements including, without limitation, changes to the terms throughout negotiations.

Response: The Company acknowledges the Staff’s comments and has added disclosure on page 139 of the Amended Proxy Statement. The common stock purchase agreement and the backstop agreement were discussed between AHAC and Ocean Biomedical during the discussions surrounding the business combination agreement. The possibility of pursuing one or both was presented by management of AHAC as a means of addressing concerns of the Ocean Biomedical management that there be sufficient sources of funding available to it after the business combination after assuming redemptions consistent with current transactions. After an exploration of alternative financing sources, the three facilities were felt to be the most cost effective. The negotiations were led principally by the management of Ocean Biomedical since it would effect the company post-business combination. With respect to the Vellar agreement, the principal items negotiated were the repurchase pricing, the timing of the ability of Vellar to force the company to repurchase its holdings as well as the economics of the transaction. With respect to Meteora, the negotiations were mainly to conform the agreement to the terms of the Vellar document. On the common stock purchase agreement, the negotiations focused on the discount and the amount of shares that the company could force the purchaser to acquire at any time.

27.	Revise to describe the meetings that took place between representatives of AHAC and Ocean Biomedical between August 13, 2022 and August 31, 2022. The descriptions should include the representatives at each meetings, the issues and concerns discussed, the initial offer, how the negotiations developed the valuations, Back Stop Agreement, Common Stock Purchase Agreement and the decision to provide for earn out shares.

Response: The Company acknowledges the Staff’s comment and has added the requisite disclosure on page 139 of the Amended Proxy Statement.

Timeline of the Business Combination, page 130

28.	Please revise your discussion to discuss how you narrowed the list of thirty six potential acquisition targets to the ten you entered into non-disclosure agreements with and how you further narrowed the field of potential candidates to four.

Response: The Company acknowledges the Staff’s comment and has added the requisite disclosure on page 138of the Amended Proxy Statement.

The AHAC Board’s Reasons for Approval of the Business Combination, page 133

29.	Please revise this section to include the reasons for approval of the business combination in the next amendment.

Response: The Company acknowledges the Staff’s comment and has added the requisite disclosure on page 141 of the Amended Proxy Statement.

30.	Please revise to describe Mentor’s methodology for identifying comparable companies and describe the analyses performed. To the extent there were any transactions that met the selection criteria that were not included in the analysis, please identify the transactions and explain why they were excluded.

Response: The Company acknowledges the Staff’s comment and has added the requisite disclosure on page 145 of the Amended Proxy Statement.

October 26, 2022

The Opinion of the Mentor Group, page 136

31.	Please disclose the interest rate used and discuss why you considered projections extending over an 18-year period to be reasonable. Additionally, clarify how many FDA product approvals you assumed were granted, the dates of such approvals for purposes of the projections, growth rates used and why you believe such assumptions were appropriate given the early stage of development for all of Ocean Biomedical product candidates. Additionally, discuss whether the projections factored in the possibility of FDA approval of new competitive products.

Response: The Company acknowledges the Staff’s comment and has updated the section titled “Opinion of The Mentor Group” accordingly.

32.	Discuss how the comparable companies were selected for the Guideline Public Company Data and explain how the fairness advisor used this data in its analyses. If any companies that met the selection criteria were excluded from the analysis, please identify them and explain the reason for excluding them.

Response: The Company acknowledges the Staff’s comment and has added the requisite disclosure on page 145 of the Amended Proxy Statement.

Information About the Company, page 159

33.	Please revise to disclose that your board of directors approved an extension of the period of time available to AHAC to consummate a business combination from September 16, 2022 to December 16, 2022.

Response: The Company acknowledges the Staff’s comment and has added the requisite disclosure on page 167 of the Amended Proxy Statement.

Business of Ocean Biomedical, page 164

34.	We note your statement that an estimated 1,500 patients in Puerto Rico account for more that 50% of the worldwide HPS population appears to conflict with your subsequent statement that HPS effects approximately 1 to 2 million individuals worldwide outside of Puerto Rico. Please reconcile your disclosure or otherwise advise.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 188 under “Business of Ocean Biomedical” of the Amended Proxy Statement in response to the Staff’s comment.

Executive Officers, page 220

35.	Please delete the value of UpHealth as of the fourth quarter of 2020. Alternatively, tell us why you believe this information is relevant and update the value to the most recent practicable date.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 229 under “Executive Officers” of the Amended Proxy Statement in response to the Staff’s comment.

Ocean Biomedical’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Our Results of Operations, page 230

36.	Please expand your discussion and analysis of research and development expenses for the six-months ended June 30, 2022, to disclose the nature of the costs incurred. Similarly, please also address this comment for your analysis of general and administrative expenses.

Response: The Company acknowledges the Staff’s comment and has added the requisite disclosure on page 235 of the Amended Proxy Statement.

October 26, 2022

General

37.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comments and confirms:

(i)	the Sponsor is not, is not controlled by, has no members who are, and has no substantial ties with, a non-U.S. person.

(ii)	no person or entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person.

38.	We note that EF Hutton was an underwriter for the initial public offering of the SPAC and advised on the business combination transaction with the target company as referenced on page 131. We also note press reports that certain firms are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from EF Hutton about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to EF Hutton for the SPAC’s initial public offer.

Response: The Company acknowledges the Staff’s comment. EF Hutton is not one of the firms that has ended their involvement in SPAC business combination transactions. As noted, and as previously discussed, EF Hutton is serving as capital markets advisor to AHAC and made the initial introduction of AHAC to Ocean Biomedical. EF Hutton has been consistently involved in the transaction and its discussions as a result of its role. EF Hutton has also performed diligence on Ocean Biomedical and reviewed the proxy statement for consistency with that diligence. EF Hutton has not engaged external counsel in connection with their diligence.

* * * * *

Given the Company’s time constraints to complete of the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Proxy Statement. Please contact me with any questions or follow up requests. I can be reached at (202)-689-2987 or Andy.Tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

Andrew M. Tucker